Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater welcomes positive amendments to section 45X of the US IRA regulations

Johannesburg, 25 October 2024: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) welcomes the US Department of the Treasury's publication of the final regulations for Section 45X of the Inflation Reduction Act (IRA) yesterday, 24 October 2024. We anticipate that these regulations will benefit our US PGM operations in Montana.

In August 2022, the US Congress passed the IRA to encourage the domestic production of qualified clean energy components. The US treasury introduced Section 45X (S 45X) of the IRA in 2023, which proposed a 10% Advance Manufacturing Production credit (AMP credit) for the production of products including critical minerals (palladium and platinum classified as critical minerals).

In December 2023, additional guidance was provided, which excluded the extraction costs of producing critical minerals (primary mining) from those costs eligible for the 10% AMP credit, with the final refiner of critical minerals entitled to claim the majority of the AMP credit, resulting in a much narrower benefit for the industry. The omission of extraction costs from the proposed S 45X credit regulations excluded the vast majority of the costs incurred by the US PGM operations from being eligible resulting in little financial benefit or support for the operations.

This omission led the Group to file extensive written submissions to the proposed regulations, participating and lobbying Congress and Government for amendments to the proposed regulations to allow for the inclusion of costs associated with extracting, processing, recycling, as well as the refining of critical minerals.

Pleasingly, the final IRA and S 45X regulations published yesterday, appear to have adopted the proposed amendments submitted by the Group, allowing for the inclusion of extraction costs when claiming the critical minerals production AMP credit along with processing and refining costs.

While we are still examining the final S 45X regulations thoroughly with our tax advisors, these amendments seem very favourable and are likely to provide substantial relief for the US PGM operations in Montana, supporting their continued operations and long-term sustainability.

Commenting on the US Treasury announcement CEO Neal Froneman said, "We welcome the amendments to the S 45x regulations made by the US Treasury and applaud its foresight and willingness to understand our industry and operations. We firmly believe that such proactive and supportive legislation will deliver real benefits for mining and processing critical minerals in the US. This will ensure the future sustainability and growth of the regional critical minerals value chain in a responsible manner.

The final release of S 45X is particularly significant for our Group. By providing essential financial support for our US PGM operations as we focus on reducing costs and increasing productivity to stabilise our US PGM operations we will be able to secure the long-term viability of these strategic assets."

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

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Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

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